EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate report - class action against D.B.S. Satellite Services (1998) Ltd.

On April 7, 2016, the Company was notified by its subsidiary, DBS Satellite Services (1998) Ltd. ("Yes"), regarding a claim and class action certification motion filed against it with the Tel Aviv District Court. According to the petitioners, the term included in Yes’s contract with its customers, whereby the possibility of “freezing” a subscription for a limited time period and avoiding payment of subscription fees for such period was for a minimum period of thirty days (hereinafter, the “Condition”) is a discriminatory and unreasonable term in a standard contract. The plaintiffs further assert that Yes enables a subscription to be “frozen” for a shorter period for customers who contact it in this regard via telephone - a fact which amounts to consumer deception and bad faith conduct in breach, inter alia, of the Contracts Law, consumer protection laws and the Unjust Enrichment Law.

The petitioners have petitioned the court to order the Term in the agreement cancelled, or alternatively to determine that the defendant’s above-described conduct amounts to consumer deception of the first degree and bad faith conduct. The court is further requested to order Yes to compensate its customers for the periods in which they allegedly did not use its services but were allegedly denied the right to freeze their subscription in light of such Term, in an aggregate of NIS 736 million.

Yes is studying the details of the claim and the class action certification motion, and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.